PROMISSORY NOTE

$3,000,000.00	May 8, 2009

FOR VALUE RECEIVED, the undersigned PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation (“Borrower”) promises to pay to the order of WILLIAM N. LAMPSON, an individual (“Lampson”), and DIEHL RETTIG, an individual (“Rettig”) (Lampson and Rettig are collectively, the “Lenders”), for the account of the Lenders as directed by the Lenders in writing to the Borrower at KeyBank National Association (“KeyBank”), located at 23 W. Kennewick Avenue, Kennewick, Washington 99336, or at such other place as may be designated in writing by the Lenders, the principal sum of THREE MILLION AND 00/100 DOLLARS ($3,000,000.00), together with interest thereon at the interest rates hereinafter stated, payable as set forth below.

Unless otherwise defined herein, all terms defined or referenced in that certain Loan and Securities Purchase Agreement of even date herewith between the Borrower and the Lenders (the “Loan Agreement”) will have the same meanings herein as therein.

Interest on this Note will be paid at the interest rate equal to the Libor Rate plus four and one-half percent (4.5%) per annum, adjusted on each date on which a change in the LIBOR Rate occurs (the “Interest Rate”).  “LIBOR Rate” means the rate per annum calculated by the Lenders in good faith, which Lenders determine with reference to the rate per annum (rounded to the next higher whole multiple of 1/16% if such rate is not such a multiple) at which deposits in United States dollars are offered by prime banks in the London interbank Eurodollar market two Business Days prior to the day on which such rate is calculated by KeyBank, based on a 30 day maturity; provided, however, that LIBOR Rate shall in no event be less than one and one-half percent (1.50%).  On the date the Note is signed by Borrower and continuing until the end of such month, the LIBOR Rate shall be the LIBOR Rate determined by the Lenders on the first day of such month, or if the first day of such month is not a Business Day, then as determined by the Lenders on the Business Day immediately preceding the first day of such month, effective as of the first day of such month; thereafter, the LIBOR Rate shall be adjusted by the Lenders on the first day of each succeeding month, or if the first day of the month is not a Business Day, then as determined by Lenders on the Business Day immediately preceding the first day of the month, effective as of the first day of the month.  “Business Day” means a day of the year on which banks are not required or authorized to close in Cleveland, Ohio, and, if the applicable Business Day relates to determination of the LIBOR Rate, a day on which dealings are carried on in the London interbank Eurodollar market.

Commencing on June 8, 2009, and on the 8th day of each month thereafter, PESI shall pay to the Lenders equal successive payments of principal in the amount of $87,391.31, plus interest accrued on the outstanding principal balance of the Note.  The entire unpaid principal balance of the Note and all accrued interest thereon is due and payable on May 8, 2011 (the “Maturity Date”).

This Note is executed and delivered in connection with, and subject to the terms and conditions contained in, the Loan Agreement.  It is specifically agreed that the entire principal amount of this Note has been advanced as of the date hereof, and that no additional advances will be made hereunder.  All payments will first be applied to the payment of accrued interest and the balance will be applied in reduction of the principal balance hereof.

The Borrower will have the right to prepay this Note in whole or in part at any time and from time to time without premium or penalty, but with interest accrued to the date of prepayment.

The Borrower agrees that if the Borrower is in default in its payment obligations under the terms of this Note if, as a result, this Note is placed in the hands of an attorney for collection or to defend or enforce any of the Lender’s rights hereunder, the Borrower will pay the Lender’s reasonable attorneys’ fees and expenses, all court costs and all other reasonable expenses incurred by the Lenders in connection therewith; provided that the Lenders are represented by a single attorney or law firm.

This Note is to be construed according to the internal laws of the State of Delaware, expect with respect to usury laws, the usury laws of the State of Washington will govern.

On the failure to pay any principal or interest within 30 days when due hereunder, the Lenders will have the option to declare this Note and any renewals, extensions or modifications hereof to be immediately due and payable whereupon this Note or any renewals or modifications thereof shall become forthwith due and payable upon written demand, and the Lenders will thereafter have the right to elect by written election delivered to Borrower to receive in full and complete satisfaction of all Borrower’s obligations under this Note either:

(a)	the cash amount equal to the sum of the unpaid principal balance owing under the Note and all accrued and unpaid interest thereon (the “Payoff Amount”); or

(b)
the number of whole shares of the common stock, par value $.001 per share, of the Borrower (the “Payoff Shares”) determined by dividing the Payoff Amount by the dollar amount equal to the closing bid price of the Borrower’s common stock on of the date immediately prior to the date of Default of this Note as reported or quoted on the primary nationally recognized exchange or automated quotation system on which the common stock is listed.

The Lenders option to elect the Payoff Amount or the Payoff Shares is mutually exclusive, and the Lenders may not elect a combination of the Payoff Amount and the Payoff Shares.  If the Lenders elect to receive the Payoff Shares, the issuance of the Payoff Shares will be subject to the Lenders providing, as of the issuance of the Payoff Shares, substantially the same representations and warranties as set forth in paragraph 7 of the Purchase Agreement.  If issued, the Payoff Shares will not be registered, and the Lenders will not be entitled to registration rights with respect to the Payoff Shares.  Notwithstanding any other provision of this Note, the aggregate number of Payoff Shares that will be issued to the Lenders will be subject to the restrictions, qualifications, and limitations set forth in the Purchase Agreement, including without limitation, compliance with federal and state securities laws, the percentage of the Payoff Shares to be issued to each Lender, and the limitations on the maximum number of Payoff Shares to be issued to the Lenders.

IN WITNESS WHEREOF, the Borrower has executed this instrument effective the date first above written.

PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation

By:	/s/Louis Centofanti
Name:	Louis Centofanti
Title	CEO

(the “Borrower”)